Monthly Report - March, 2022

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        6,229,268        4,326,264
Change in unrealized gain (loss) on open            1,905,631        2,536,927
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0            (541)
      obligations
   Change in unrealized gain (loss) from U.S.       (142,081)        (114,067)
      Treasury obligations
Interest Income (Expense)		               40,593           65,288
Foreign exchange gain (loss) on margin deposits      (26,683)         (33,828)
				                 ------------    -------------
Total: Income 				            8,006,728        6,780,043

Expenses:
   Brokerage commissions 		              355,136        1,021,460
   Management fee 			               40,207          115,768
   20.0% New Trading Profit Share 	               33,871           33,871
   Custody fees 		       	                5,296            6,712
   Administrative expense 	       	               66,098          198,842
					         ------------    -------------
Total: Expenses 		                      500,608        1,376,653
Net Income(Loss)			   $        7,506,120        5,403,390
for March, 2022

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (82,341.592    $     2,464,604     96,643,515     99,108,119
units) at February 28, 2022
Addition of 		 	              0              0              0
0.000 units on March 1, 2022
Redemption of 		 	              0    (1,106,577)    (1,106,577)
(968.137) units on  March 31, 2022*
Net Income (Loss)               $       196,252      7,309,868      7,506,120
for March, 2022
         			   -------------   -------------   -----------


Net Asset Value at March 31, 2022
(81,404.317 units inclusive
of 30.862 additional units) 	      2,660,856    102,846,806    105,507,662
				  =============  ============= ==============


		GLOBAL MACRO TRUST March 2022 UPDATE
                      Year to Date     Net Asset
Series	  March ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    7.45% 	     4.95%  $  1,126.03	   63,182.670 $    71,145,469
Series 3    7.71% 	     5.88%  $  1,775.87	   10,302.079 $    18,295,175
Series 4    7.96% 	     6.44%  $  2,374.93	    4,070.391 $     9,666,896
Series 5    7.44% 	     5.48%  $  1,662.72	    3,849.177 $     6,400,122

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			55 West 46th Street, 31st Floor
			     New York, NY   10036




					April 20, 2022
Dear Investor:

Strong gains from trading equity, interest rate and energy futures and currency forwards outweighed losses from trading of non-energy commodity futures. Market prices experienced significant volatility as marke participants endeavored to work out what the impacts of the increasingly hawkish Federal Reserve and tighter global central bank monetary policies; the Russia-Ukraine war and concomitant sanctions; and the surprising Chinese growth slowdown, which was exacerbated by recent COVID-19 lockdowns, would have on individual markets and on the growth and inflation outlooks for various regions of the world.

Trading of equity futures was broadly profitable. Short positions in Asian equity futures were profitable particularly because of the concerns about the depth and persistence of China's recent growth slowdown. Short positions in European stock index futures also posted gains during the first half of the month as concerns about the impact of the Russia-Ukraine war on European growth worried investors. European exchanges did experience a bounce later in March and long positions in several markets were profitable at that time. Long positions in U.S. and Canadian stock index futures were profitable. On the other hand, a short Brazilian Bovespa position and trading of NADAQ futures posted small losses. Energy prices were extremely volatile in March with Brent crude oil climbing from about $101/barrel at the end of February to near $130/barrel on March 8, plunging to $98/barrel on March 16, jumping up to $122/barrel on March 24 before closing the month at $108/barrel. The price drop near month-end was triggered by news that the U.S. would announce a million barrel per day release from the Strategic Petroleum Reserve that would be in place for up to six months. On balance, long positions in Brent crude, RBOB gasoline, London gas oil and heating oil were profitable. In addition, periodic short positions in Brent crude, RBOB gasoline and London gas oil also posted small gains. On the other hand, a short position in U.S. natural gas was unprofitable and shifted to a long position late in the month.

Led by an increasingly hawkish Federal Reserve, interest rates climbed relentlessly during the month. Rising inflation across the globe also underpinned the interest rate increases. For example, the U.S. 10-year treasury yield rose from about 1.75% at the end of February to about 2.50% on March 28 before trailing off late in the month amid signs that commodity prices might be plateauing if not beginning to roll over a bit. Consequently, short positions in shorter-term interest rate futures for the U.S., Europe, Italy, Canada, Australia and the U.K. were profitable. A short Canadian bond futures position, and a long British gilt position at the start of the month were also profitable. On the other hand, trading of German, French, Japanese and Australian bond futures produced partially offsetting losses.

Given that the war in Ukraine is likely to have a much greater negative impact on Europe than the U.S., long dollar positions against the Euro, Swiss franc and Polish zloty were profitable. A long dollar trade versus the Japanese yen was particularly profitable since the Bank of Japan continued to pursue an expansive monetary policy at the same time that the Federal Reserve was becoming decidedly more restrictive. Finally, a long Brazilian real/short dollar trade benefitted from the high level of Brazilian interest rates and from rising commodity prices. Elsewhere, a long New Zealand dollar/short U.S. dollar trade was marginally profitable, while short Aussie and Canadian dollar trades relative to the U.S. dollar were slightly unprofitable.

Short gold and silver positions, and trading of platinum and copper generated losses that fractionally outpaced the profit from a long nickel position and from trading of zinc. Trading of soft and agricultural commodity futures was marginally negative as well.


  				  Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman